ASTIKA HOLDINGS, INC.
7000 W. Palmetto Park Road, Suite 409
Boca Raton, FL  33433

August 31, 2012

United States Securities
   and Exchange Commission
Washington, D.C.  20549

Re:       Astika Holdings, Inc.
             Registration Statement on Form S-1
             File No. 333-182113

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Dear Sir or Madam:

Astika Holdings, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement to occur at 10:00 a.m. on September 6, 2012, or as soon thereafter as may be practicable.

This will acknowledge that:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

ASTIKA HOLDINGS, INC.

By:  /s/   Eugene B. Settler
               Eugene B. Settler
               President and Chief Executive Officer